

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

Via E-Mail
Mahmud Haq
Chief Executive Officer
Medical Transcription Billing, Corp.
Chief Executive Officer
7 Clyde Road
Somerset, New Jersey 08873

> **Re:** **Medical Transcription Billing, Corp.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted on September 9, 2013**
> **CIK No. 0001582982**

Dear Mr. Haq:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please note that our comments related to your request for confidential treatment for certain exhibits will be conveyed separately.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide us with the relevant portions of the industry research reports you cite, and provide complete copies of the reports that were commissioned for you or for this

offering. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or for this offering.

3.   We note that certain of the Target Companies have distributed significant cash from operations to its equity owners. For example, Omni Medical Billing, LLC , made distributions in 2011 and 2012. With a view to analyzing whether any of the Target Companies are finite-life entities, as that term is defined in Item 901 of Regulation S-K, tell us whether any of the Target Companies have any policies or purposes of distributing cash from operations, rather than reinvesting such cash in these businesses. If you believe that the transaction is not deemed to be a roll-up transaction based on a subparagraph of Item 901(c)(2) of Regulation S-K, provide a detailed analysis in this regard.

4.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

5.   Certain information regarding the acquired businesses has not yet been included in your disclosures. For example, on page 73, you have not provided certain client and business information, please ensure that your next amendment includes this information.

Important Introduction Information, page ii

6.   Please relocate this disclosure so that it is presented near the beginning of your prospectus summary. Further, since it appears you intend to consummate the transactions through asset purchases, revise the term "Target Companies" to employ a term that reflects that such transactions are structured as asset purchases. Ensure that you consistently describe the transactions as asset purchases throughout the document. Also summarize the consideration to be paid for the assets to be acquired.

Prospectus Summary

General

7.   You state that your growth strategy primarily involves migrating the clients of smaller RCM companies to your solutions. Please balance your disclosure with a prominent discussion of your recent challenges in integrating acquisitions and customers into your operations. In this regard, we note your disclosures on page 52, related to your revenue decreases associated with customers of two troubled RCM companies, as well as your combined proforma financial results for 2012. Provide qualitative information regarding the extent to which you have succeeded in retaining customers of acquired businesses and

in transitioning them from other software systems to your platforms, on a period by
period basis.

8.   Please limit your use of defined terms in the prospectus summary. For example, it does
     not appear necessary to use defined terms for acronyms such as MTBC, RCM, and ONC-
     ATCB. See Rule 421(b) and (d) of Regulation C.

9.   You state that as of July 31, 2013 you served approximately 1,200 providers, representing
     477 practices in 38 states. In order to provide context and comparability to this
     disclosure, please provide this information at the end of the financial statement periods
     presented.

10. You state that you believe that your product is highly scalable, although your disclosure
     suggests that you supply solutions to practice groups with 120 or fewer providers. Please
     tell us why you believe that providing solutions to a practice group of 120 providers,
     supports your claims regarding scalability of the platform.

11. You disclose your revenues for the twelve months ended 2013 and the six months ended
     July 31, 2013. However, we note that you have not included net operating results
     information, or corresponding net income information. Such information would appear
     material to investors insofar as it provides a more complete financial summary that
     allows comparisons between revenues and overall results, and enhances the consistency
     and balance of this presentation.

Revenue Cycle Management and other Technology-driven Business Service, page 3

12. You state that the rates are among the highest in your industry, and compare with the
     performances of athenahealth, please provide us with substantiation for these statements.

13. You provide disclosures related to your RCM offering, however, these disclosures do not
     appear to include baseline information that would allow investors to determine how your
     solutions impacted your clients' practices.

Risk Factors, page 9

General

14. Please revise the captions of your risk factors so that each heading concisely expresses
     the resultant risk to the company that is posed by the condition or uncertainty that you
     identify in the caption and discuss in the body of the related risk factor.

15. As appropriate throughout the risk factor section, provide quantitative information that
     will enable investors to evaluate the scope of the risk presented. For example, in the

ultimate risk factor on page 17, disclose the costs associated with your efforts to remediate your material weakness in internal control over financial reporting.

16. Revise your acquisitions-related risk factors to ensure that your disclosures reflect the existence of your historical experienced expressed in quantitative terms. For example, your risk factor caption on page 9, stating that you "may be unable to manage [y]our growth effectively," should explain the actual effect the acquisitions had on revenue and operating results from one period to the next. Similarly, your due diligence procedures disclosures on page 10, should reflect the acquisition related challenges reflected in your revenue decreases for 2012.

17. Please specifically disclose the factual basis for and the context of your claim on page 1, that labor costs in Pakistan are approximately one-half of comparable India-based employees.

18. On page 92, you state that the South Brunswick property is primarily used to temporarily house foreign employees visiting your corporate headquarters. Please advise whether your business is subject to any risks related to uncertainties with respect to granting of immigration visas. If you determine that your business is subject to such risk, please revise your risk factor and governmental regulation disclosures accordingly.

19. Please tell us your consideration with regard to disclosing the risks of acquisitions by asset purchase, rather than through an entity acquisition such as a merger. As material, discuss uncertainties regarding transferability of net operating losses, and address whether any contractual arrangements or intellectual property rights, such as software licenses, may not be assignable to you.

"We may not be able to maintain or increase our profitability," page 12

20. Please revise your risk factor caption and related text to clarify that, to date, you have generally not been profitable in 2013, and reported net income in 2012 due to exchange rate gains, and were not profitable on a proforma basis for 2012.

"Our independent registered public accountants have reported to us that…," page 17

21. Expand to provide the costs and timeline related to your remediation efforts.

Use of Proceeds, page 26

22. You state that you will have broad discretion in using the proceeds from this offering. Please refer to Instruction 7 to Item 504 of Regulation S-K, and either more specifically discuss the contingencies in which the proceeds could be used in a manner varying from the specific allocation described in this section, or narrow the language that asserts wide

discretion in applying the portion of the proceeds you have not reserved from acquisitions of the targets.

Dilution, page 28

23.   You have not disclosed the total consideration provided by existing stockholders. However, this information does not appear to be excludable pursuant to Rule 430A or otherwise. Please include this information, and disclose the amount and nature of any non-cash consideration provided by existing stockholders, or tell us why such information is not required to be included.

Unaudited Pro Forma Condensed Combined Financial Information, page 32

24.   We note your disclosure that the historical financial statements of Metro medical are not required to be presented in this prospectus as the acquisition occurred on June 30, 2013, which is less than 75 days before the date of this prospectus. Considering that the date of this acquisition is now greater than 75 days from the current date, please update your prospectus to include the historical financial statements for Metro medical in accordance with Rule 3-05 of Regulation S-X, or tell us why you believe such financial statements are not required.

25.   Please clarify how you considered the factors described in Rule 11-01(d) of Regulation S-X in determining that your acquisitions constitute a business for purposes of inclusion in pro forma financial statements. In this regard, confirm that for each business acquired, or to be acquired, you have acquired substantially all of the target's key operating assets. Provide your analysis of why presenting full financial statements under Rule 3-05 of Regulation S-X is appropriate as you are not acquiring certain assets and assuming certain liabilities.

26.   Please tell us if you incurred any expenses directly attributable to the acquisitions that you present in your pro forma financial statements. If so, tell us what consideration you gave to including a pro forma adjustment to remove these non-recurring transaction costs.

27.   Please clarify why it is appropriate to recognize an income tax benefit relating to your pro forma adjustments taking into consideration your combined losses.

28.   We note your disclosure on page 42 that the purchase price that you will pay for each of the Target Companies will be calculated as a multiple of revenue generated by such Target Company in the most recent four quarters preceding the closing date from your customers that are in good standing as of the closing date. We further note your disclosure that the number of shares that will be issued in connection with the acquisitions will be fixed and the total equity value, cash consideration and the amount of goodwill on the date of the acquisition will vary based on the actual price of the offering. Please clarify how and when the fixed number of shares will be determined, including the

share price that will be used in determining these shares. Please also clarify how the cash consideration will vary based on the actual price of the offering.

29.   Tell us how you identified the accounting acquirer for each Target Company. Explain how you considered the number of shares to be issued in your conclusion. Your response should provide an analysis of factors referenced in ASC 805-10-25-5.

30.   We note your disclosure on page F-38 that you signed Asset Purchase Agreements to acquire certain assets of the Target Companies. Please clarify whether you consider the acquisition of these assets to constitute a business as defined by ASC 805-10-55-4 through 9, and the factors you considered in making this determination.

31.   We note your disclosure that each purchase agreement provides you the right to cancel a portion of the shares issued to the Target Company held in escrow in the event revenues from such Target Company's customers in the 12 months following the closing are below a specified threshold and you will account for any such cancellation of shares as an adjustment to the purchase price for such target company. Please tell us how you are accounting for this right and indicate why this right does not represent contingent consideration. We refer you to ASC 805-10-20.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 45

32.   Revise to discuss the acquisition-related challenges that that have impacted your business to date, and how such conditions impact your strategy of acquiring smaller businesses, with a view to migrating their clients to your platform. In light of your recent revenue decreases due to agreements with two troubled RCM companies, and your combined proforma net losses for 2012, a detailed discussion regarding the results of your acquisitions and your seemingly inconsistent experience in evaluating acquisitions should be provided.

33.   We note that on a combined proforma basis, your net losses significantly increased for 2012, please tell us what consideration you gave to including a discussion of any known financial trends that underlie the historical results as well proposed acquisitions. Ensure that your discussion compares your historical revenues, expenses and net losses, versus your proforma combined results.

34.   We note your disclosures on pages 42 and 75, stating that the stock portion of the purchase price of the targets will be held in escrow to secure your right to cancel a portion of the shares in the event your revenues from the Target Companies' customers in the 12 months following the closing, are below specified thresholds. Since the proceeds from this offering will be utilized to fund these acquisitions, please expand your disclosures in MD&A to disclose and explain these economic thresholds, and how these

variations in the consideration ultimately paid, may impact your financial condition or results.

35. Tell us what consideration you gave to including a discussion of your results of operations and financial condition based upon the pro forma financial information that you include in the filing. In this regard, we note that the acquisition of the Target Companies is significant to your operations. To the extent you provide this information, please ensure that you also identify any known trends that will have an impact on revenues, such as the estimated revenue from customers who have cancelled contracts prior to your acquisition that you disclose on page 44. We refer you to Item 303(a) of Regulation S-K.

36. Please clarify whether you monitor customer retention rates in evaluating your business and performance and tell us what consideration you gave to disclosing these rates for each period presented. Also discuss, whether you utilize any metrics to track the rate at which you retain customers from acquired entities, and conversion rates to your proprietary software, and whether you track continuing customers period to period revenue growth.

Overview, page 45

37. Although we note your disclosures stating that your growth strategy involves acquiring smaller companies, please expand your overview to provide insight into material challenges and risks related to your business. Refer to Section III.A of SEC Release 33-8350. For example, discuss:

   - The steps that management plans to take to integrate these acquisitions and their clients into your solutions, and corresponding challenges and historical experiences;
   - The challenges and historical experiences related to shifting domestic labor costs to Pakistan; and
   - The challenges you face with regard to your strategy stated on page 62, of becoming a leading provider of integrated, end-to-end software and business service solutions to healthcare provides practicing in an ambulatory setting.

38. The pro forma presentations for the year ended December 31, 2012, and for the six months ended June 30, 2013 show net losses. Please expand your disclosure to describe circumstances or obstacles that underlie such results and explain the steps planned by management to improve operating results, with a view to achieving profitable operations.

Key Metrics, page 46

General

39.   Tell us whether management utilizes any metrics to evaluate your revenues generated per
       provider, or any corresponding measure.

First Pass Acceptance Rate, page 46

40.   Please provide a brief explanation for the term "clearinghouse" and explain the role it
       plays in the billing and account receivable collection process. Also explain what you
       mean when you refer to "real-time adjudication procedures."

Results of Operations

41.   We note your disclosures on page 69, in Business, related to your Ancillary Services, tell
       us what consideration you gave to breaking out revenues for these services.

Comparison of Years ended December 31, 2011 and 2012, page 51

Revenue

42.   Please expand your disclosures to explain why revenues derived from customers of the
       two RCM companies decreased during the identified financial period, and the basis for
       your belief that these transactions would provide increased profits and cash flow.
       Provide corresponding disclosure for the six months ended June 30, 2012 and 2013.

Quantitative and Qualitative Disclosures about Market Risk, page 57

43.   We note your disclosure that you generally wire funds to Pakistan from the U.S. near the
       end of each month to be used in payroll and other operating expenses in the following
       month. As such, it appears that your Pakistani operations require financial support.
       However, we also note your disclosure that you plan to eventually repatriate your
       earnings in Pakistan to the U.S. Please clarify the liquidity needs of your Pakistani
       subsidiary in light of your disclosures that you generally wire funds on a monthly basis,
       but also have Pakistani earnings available to repatriate to the United States. As part of
       your response, clarify the timing of your expected repatriation.

Business, page 58

Overview

44.   Please provide more specific disclosure with regard to why you believe that your
       products provide you with an advantage versus your competitors. For example, explain

further how providing your integrated suite of software solutions at attractive prices provides you with a significant competitive advantage. Provide substantiation for your claim on page 59, that your standard fee is among the lowest in your industry.

Competition, page 72

45.   Please describe why you believe that your suite of services allows you to effectively compete with other companies targeting your market. Discuss, for example, your product functionality and scope of services compare with your competitors' offerings.

Acquisitions

Representations and Warranties, page 75

46.   You state that "these representations and warranties were made as of the date of the acquisition agreement or, in some cases, as of a date specified in the representation, and may be qualified by reference to knowledge, materiality or schedules to the acquisition agreement disclosing exceptions to the representations and warranties." Please state any such material exceptions.

47.   We note your disclosure where you state that "The descriptions of the provisions below are made for the purpose of describing the terms of the acquisition agreements and not as an affirmation of the accuracy of such representations and warranties." Please remove this language, or tell us why you believe it is a permissible disclaimer.

Management, page 83

48.   Identify the public companies for which Mr. Haq served as a director during the past five years, and indicate the dates of his service. Refer to Item 401(e)(2) of Regulation S-K. To the extent his service as a director of public companies precedes the five-year period, please consider disclosing such service.

Executive Compensation, page 87

Summary Compensation Table for the Year ended December 31, 2012

49.   For each of your named executive officers please explain why they received the specific salaries and bonuses. Refer to Item 402(o) of Regulation S-K.

Certain Relationships and Related Party Transactions

General, page 92

50.   Please state whether the transaction terms related to the non-exclusive aircraft and real property leases are believed to have been on terms that are no less favorable than those which might have been available to the company from non-affiliated parties.

51.   Please disclose the amounts paid under the leases for each of the two most recent fiscal years and the subsequent interim period, or tell us why you believe such disclosure is not required.

52.   We note the disclosures of the advances made to your founder, that generated a receivable in favor of the company. Please disclose these transactions in this section, or tell us why you believe they are not required to be disclosed. Also, tell us whether these transactions are loans for purposes of Section 13(k) of the Exchange Act, and whether your founder intends to repay these advances prior to filing a registration statement.

53.   Tell us why you have not disclosed the loans received from third parties that are guaranteed by your controlling stockholder, as well as the amounts borrowed and paid by the company on those loans in each of the last two years and the subsequent interim period. In this respect, the reduced contingent payment obligations of the affiliate that results in the repayment of the loans would appear to be a transaction that should be discussed.

Consolidated Financial Statements as of and for the Years Ended December 31, 2012 and 2011

54.   We note your disclosure on page 27 and elsewhere that you plan to effect a stock split of your common stock in connection with the completion of this offering. Please clarify whether you intend to retrospectively adjust all per share amounts for all periods presented in your consolidated financial statements.

Revenue Recognition, page F-9

55.   Please clarify your disclosures to indicate whether your customers take possession of, or have access to take possession of, the software in your revenue cycle management and transcription service arrangements, and clarify whether you follow the provisions of ASC 985-605 or ASC 605-20 in accounting for these arrangements.

56.   Clarify whether you consider your arrangements to include multiple elements, and the accounting policies you follow for these arrangements. In this regard, we note you offer set-up services with your arrangements. It also appears that your arrangements provide your customers with both transcription services and revenue cycle management services. Tell us how you account for the different elements in these arrangements and the

authoritative literature upon which you relied. As part of your response, tell us what consideration you gave to whether your set-up fees have stand-alone value and how you considered the provisions of ASC 605-25-25-5.

57.   Clarify how you recognize revenue for your transcription services. That is, clarify whether these fees are fixed or variable, whether they are received monthly or for some other period, and the period over which the services are performed.

58.   Clarify the length of the contract that you enter into for each of your services, any cancellation provisions, and any rights to refunds or service credits. Tell us how you have considered these provisions in your revenue recognition policies.

4. Acquisitions

59.   We note your disclosure on page F-11 that you account for business combinations under the provisions of Accounting Standards Codification 805-10. However, it appears that the transactions that you entered into were asset purchase agreements. Please clarify whether you consider the acquisition of these assets to constitute a business as defined by ASC 805-10-55-4 through 9, and the factors you considered in making this determination. In addition, disclose the purchase price allocation for each acquisition that identifies the amounts recognized for assets acquired and liabilities assumed. We refer you to ASC 805-20-50-1(c) and 805-10-55-41.

60.   Please further clarify the nature of the intangible assets that you purchased, including whether you purchased any legal contractual rights, and how these assets will generate future economic benefits. Also, clarify whether you purchased any technology to continue to service these customers. While we note you plan to transition customers to your platforms, describe your obligation or intent to service these customers under their existing arrangements and how you will fulfill these obligations. As part of your response, also clarify how these arrangements are different than the arrangements you describe on page 51 whereby you pay referral fees to gain new customers.

7. Intangible Assets

61.   We note your disclosure that during the year ended December 31, 2012, the Company recorded impairment charges of $126,272 due to the loss of customer relationships that were valued and recorded as part of the acquisition of Medical Accounting Billing Company, Inc. during 2010. Please clarify the reason for the loss of customer relationships and how these circumstances differed from your expectations in valuing these assets upon acquisition.

12. Income Taxes, page F-21

62.   We note your disclosure on page 52 that you record a tax liability in the U.S. for all years
        because you plan to eventually repatriate your earnings in Pakistan to the U.S. Please
        clarify your disclosures to describe the impact of your plan to repatriate earnings in
        Pakistan to the U.S. on your rate reconciliation. That is, clarify whether as a result of this
        plan, your earnings in Pakistan are taxed at the full federal rate. Also, clarify any impact
        of this plan on your state income taxes. Lastly, clarify the impact that the tax holiday,
        which precludes your Pakistan subsidiary from being subject to income taxes through
        June of 2016, has on your effective tax rate. That is, clarify if your income taxes would
        have been higher as a result of this tax holiday not being in place. In addition, ensure that
        your disclosures comply with SAB Topic 11(C).

63.   Please clarify why you have not recorded a deferred tax liability for earnings and profits
        of your Pakistani subsidiary as of December 31, 2011 in light of your disclosure on page
        52 that you record a tax liability in the U.S. for all years because you plan to eventually
        repatriate your earnings in Pakistan to the U.S. As part of your response, clarify when
        you made this determination and any facts and circumstances that have changed since
        December 31, 2011.

64.   We note that you have $323,658 in net deferred tax assets as of December 31, 2012.
        Please clarify the factors you considered in determining you will be able to realize these
        benefits in light of the fact that you had $760,322 of U.S. losses during 2012, and a loss
        before taxes of $108,131 for the six months ended June 30, 2013.

Omni Medical Billing, LLC

Notes to the Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page F-45

65.   Revise to disclose your revenue recognition policy.

Ultimate Medical Management, Inc. Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Revenue and Unbilled Services, page F-87

66.   We note your disclosure that for collection-based contracts, revenue is recognized based
        on the expected collections from billings rendered for physician clients, and a reserve is
        recorded to reduce unbilled services by the estimated costs and earnings relating to the

remaining collection efforts. Please clarify how you consider these fees to be fixed and determinable and the authoritative literature you have relied on in accounting for these arrangements.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

67.   You state that substantially concurrently with the consummation of this offering, you have agreed to issue shares of common stock to the stockholders of the Target Companies. Please tell us which Securities Act exemptions you intend to rely on in effecting such issuances and the facts relied upon to make the cited exemptions available. Tell us the number of investors in each transaction and the number of non-accredited investors. Ensure that you discuss whether you are relying on separate exemptions for each acquisition; if so, provide a detailed analysis supporting any view that such transactions should not be integrated.

68.   Please file the agreements pertaining to your Founder Loan. Refer to Item 601(b)(10) of Regulation S-K.

69.   Please file your agreements with your third party data centers, or tell us why you do not believe you are substantially dependent upon these agreements. Refer to Item 601(b)(10).

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3488 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail
  Zev M. Bomrind
  Alston & Bird, LLP